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                                                                    EXHIBIT 99.1

[GRAPHIC] Press Release

Satyam posts encouraging annual results. Total revenue up 45.21%. Net profit up 55.02%.

Increased customer intimacy, competency enhancement and geographical spread drive growth.

Hyderabad, April 24, 2002: The audited results of Satyam Computer Services Ltd., (Satyam) (NYSE: SAY) for the Financial Year ended March 31, 2002, (fiscal 2002) were approved in the Board meeting held today. Total income was Rs 1,803.09 crore ($378.00 million), a 45.21% increase over the total income of Rs 1,241.67 crore ($271.88 million) of fiscal 2001, while net profit increased 55.02% to Rs
490.13 crore ($102.76 million) from Rs 316.16 crore ($69.23 million) for fiscal 2001.

Total revenue for the fourth Quarter ended March 31, 2002, was Rs 482.56 crore ($99.33 million), a 25.59% increase over the total revenue of Rs 384.24 crore ($82.62 million) of the corresponding quarter of fiscal 2001. Net profit for the Quarter increased 3.42% to Rs 115.15 crore over the net profit of Rs 111.34 crore in corresponding period of fiscal 2001.

The earning per share (EPS) was Rs 3.66 on par value of Rs 2 per share. The EPS for fiscal 2002 was Rs 15.78 on par value of Rs 2 per share.

BUSINESS OUTLOOK

The Company's outlook for the Quarter ending June 30, 2002 is as follows:
Income from software services is expected to be between Rs 450 crore and Rs 460 crore and the operating margin is expected to be around 31%. The EPS for the quarter is expected to be between Rs 3.40 and Rs 3.50.

The Company's outlook for the fiscal year ending March 31, 2003 is as follows:
For fiscal 2003, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs 2,091 crore and Rs 2,126 crore, and the operating margin is expected to be around 32%. The EPS for the fiscal is expected to be between Rs
17.10 and Rs 17.50.

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Commenting on the results, Satyam Chairman B. Ramalinga Raju said, "We continue to compete successfully with global IT service companies. I am pleased to inform that we have won many new clients and achieved sizable growth in what has been a difficult year for IT services companies worldwide.

The weak economic scenario in major markets has been a source of concern for IT services companies but Satyam addressed the same by strengthening its existing client relationships as also through its known strengths in enterprise solutions offerings. The proactive steps taken by the Company to increase customer acquisitions and its range of services have strengthened Satyam's position as a top-tier Indian IT services company.

A positive fall-out of the current slowdown in our markets has led to greater emphasis on outsourcing, offshoring and recognition of the value proposition provided by Indian IT service companies. Consequently, we witnessed an increase in prospective customers, including visits from CEOs / CIOs during the last Quarter.

Even so, the near term continues to be challenging as slow ramp-up from new customers, longer sales cycles, intense competition and pricing pressures characterize the present market situation.

Satyam is increasingly providing more integrated solutions to its global customers. Steps taken in many service offerings several years ago such as consulting, enterprise solutions, engineering services, embedded solutions, IT outsourcing, systems integration and bioinformatics have laid a good foundation.

Mr Raju added, "In order to address the new market dynamics, we have drawn up what we believe will be winning strategies to compete better in the global marketplace, based on an entirely new level of customer intimacy and competency enhancement. We are confident that our alliances with best-of-breed solution partners would help in market expansion and augmentation of revenue streams in the current fiscal year. With our customers in 43 countries and increasing geographical reach, we are well positioned to be an effective global IT services and solutions provider."

BUSINESS HIGHLIGHTS

NEW CUSTOMER ACQUISITIONS
The pace of new client addition continued to be robust in Q4, 24 new clients were added across dominant and upcoming market regions, which include four Global Fortune 500 clients. The vertical spread of new client acquisitions include growing sectors such as Government, Healthcare and Energy besides sectors which make a significant contribution to Satyam's revenues such as Banking & Finance, Insurance and Manufacturing. Customer acquisitions were also on account of the opportunities exploited in high-end activities such as consulting and enterprise-level applications deployment. In all, 102 clients were added during fiscal 2002.

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Some of the Q4 client addition in the US are Smith International - a leading name in the machine tool industry, Kohler - a leader in plumbing and power systems products, West Bend Mutual Insurance, and S1 Corporation - a leading global provider of eFinance solutions centered on banking, brokerage and insurance.

Other new clients comprised of one of the largest life insurance companies in the US and a US-based Fortune 500 electrical and electronics equipment manufacturer. The Healthcare sector saw addition of a large US life and health insurer, and in the Government sector, we added a US State entity handling workforce benefits.

During Q4, in other regions, Satyam initiated a re-engineering project for a large logistics and installation services player in Europe and a consultancy project for a large systems integrator in Japan. In Australia, Satyam started work in the ERP space for a Global Fortune 500 natural resources company in collaboration with a leading system integrator. Two prominent pharmaceutical companies, one in Europe and another in India, were also added to the client list.

In the Middle East, an entry was made into the oil and gas sector, a critical industry in that region, through Abu Dhabi National Oil Company. Other additions include Al Shaya - a leading retail organization with strong presence in Kuwait and Saudi Arabia.

Satyam bagged an order from Subros Limited, a joint venture company with Denso Corporation, Japan, and Suzuki Motor Co., Japan, to implement SAP at its manufacturing locations in India.

STRENGTHENING SOLUTIONS AND COMPETENCIES-PROJECTS SPECTRUM
Satyam has been assigned a project that involves giving shape to the Internet banking initiatives of a large domestic commercial bank. NCR has identified Satyam as a dedicated development facility to develop various features for both Teradata server as well as client software.

Satyam has developed a Six-sigma model 'I-STRIVE' for improvement of its business and support processes. Projects have already been initiated on this model.

Satyam became the first Company to implement Oracle's CRM applications in Thailand. It also became the first to implement Oracle CRM successfully for an outsourced call center in entire Asia Pacific region by successful implementation in International Engineering Public Company Limited (IEC), Thailand, one of the most respected trading concerns in Thailand, operating since 1922.

For a global auto major, Satyam SAP is maintaining and developing a global template for various business practices. Satyam executed an ERP project on a SAP platform for one of our largest customers, an FMCG multinational. The excellent work done resulted in Satyam moving up the relationship chain - from a SAP development service provider to running the entire Application services for the group.

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                            REVENUES BY TECHNOLOGY
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TECHNOLOGY                                      FY 2002          FY 2001
                                                 (in %)          (in %)

Software Design and Development                       52.11              63.85
Software Maintenance                                  29.65              21.11
Packaged Software Implementation                      13.94               6.44
Engineering Design Services                            4.30               8.60

TOTAL                                                100.00             100.00
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ALLIANCES & PARTNERSHIPS
Satyam has pursued alliances with best-of-breed solution and technology partners to jointly offer software and consulting services aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

During Q4, Satyam entered into strategic alliances with Hummingbird Ltd., and Sagent, with the objective of helping customers derive maximum value out of their investments in enterprise systems. The partnership with Hummingbird Ltd., the world's leading enterprise software company based in Canada, will deliver consulting and integration services based on Hummingbird's entire portfolio of enterprise software solutions. Sagent is a leading provider of enterprise business intelligence solutions. Satyam intends to expand its service practice by incorporating Sagent technologies in its IT solution offerings for the Banking & Finance, Insurance and Retail industries.

To further its objective of bringing to the market end-to-end global quality solutions capability, Satyam entered into an alliance with Rational Software Corporation, a US- based software development major. Ninety-six of the Global Fortune 100 rely on Rational tools and services to build better software, faster. Under the scope of the agreement, Rational will grant Satyam the right to utilize Rational testing tools to provide software application scalability and performance testing services to Satyam's customers.

STRATEGIES TO COMPETE BETTER
In order to meet the challenges of coming years, Satyam has evolved key strategies. The highlights of the new strategic focus are:

1. Five major verticals: Automotive, Banking & Financial Services, Insurance and Healthcare, Manufacturing and Telecom.
2. Strengthened offerings in Enterprise Solutions, IT Outsourcing, Network & Systems, Hitech Solutions and Engineering Services.
3.  Strong regional focus in the existing and emerging markets.
4. High emphasis on business solutions founded on both domain and technology competencies.
5. Higher level of customer intimacy through proven relationship management processes.

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Set in an organization design of end-to-end responsibility and metrics-oriented review processes, the new strategic direction will enable Satyam to compete better with global players and continue growth with profitability.

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                         REVENUES BY LINE OF BUSINESS
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Line Of Business            Financial Year 2002         Financial Year 2001
                                  (in %)                      (in %)
Banking & Finance                              24.62                    20.60
Insurance                                      14.30                    15.60
Manufacturing                                  31.18                    20.18
Engineering                                     4.02                     7.98
Others                                         25.88                    35.64
TOTAL                                         100.00                   100.00
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SATYAM INCREASES MARKET PRESENCE TO 43 COUNTRIES - LAUNCHES OPERATIONS IN CHINA
Satyam launched its operation in China during Q4, thus becoming the first Indian Software Services Company to establish operations on the Chinese Mainland. As part of its aggressive expansion plan in the Asia-Pacific region, Satyam intends to establish a `Software Development Center', in cooperation with the Shanghai Pudong Software Park, in order to serve its global clients who operate in China and related markets. Once completed, the China Software Development Center will become Satyam's 15th facility of its kind worldwide.

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                            REVENUES BY REGION
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REGIONS                                       FY 2002               FY 2001
                                               (in %)                (in %)

North America                                        76.60               81.02
Japan                                                 2.31                2.80
Europe                                               10.16                5.73
Rest of World                                        10.93               10.45
TOTAL                                               100.00              100.00
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BUSINESS PROCESS OUTSOURCING
Satyam took an early initiative two years ago in the Business Process Outsourcing (BPO) area to collaboratively develop a quality model along with the Carnegie Mellon University called eSCM. Simultaneously, we moved a significant number of support services into a Virtual Delivery platform in Satyam today.

Building on these and after careful evaluation over past few months, a decision has been made to enter BPO space through a separate subsidiary company. Strong existing customer relationships, established processes and international brand image would potentially help reap benefits in the BPO space. Initial service offerings will be in the financial back office processes, transaction processing and customer contact help desk services.

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AWARDS, CERTIFICATES AND RECOGNITION

SATYAM GETS CERTIFIED UNDER BS 7799 IIS STANDARDS
Satyam obtained certification under the internationally recognized BS 7799 International Information Security Standards. BS 7799 Part 2: 1999 certification has given Satyam an internationally recognized structured methodology to evaluate, implement, maintain and manage information security. This certification gives an assurance to customers about our comprehensive Information Security Infrastructure. It also enhances confidence regarding the protection of information assets and ensuring business continuity.

The certification is a recognition of the proactive measures taken by Satyam to ensure the continuity of services in the event of any disruption by laying emphasis on management of Information Resources through the Information Security Management Systems (ISMS) initiative.

SATYAM RANKED AMONGST 5 BEST EMPLOYERS IN INDIA
Satyam was ranked amongst the 5 Best Employers in the country in a survey conducted to identify the Best Employers in India by Business Today, in association with Hewitt Associates, a world renowned human resource consulting firm. A total of 204 companies, covering 52,000 employees from 15 different industry groups, participated in the survey. This is particularly gratifying, as this was the first time that Satyam participated in such a survey. The rank is an apt reflection of the Company's commitment to its Associates' growth, overall development and welfare.

SATYAM NOMINATED FOR EOSCAR 2002 IN BEST B2B SOLUTIONS CATEGORY
Satyam was recently nominated for the eOscar 2002 in the Best B2B Solution category by Intershop, an e-commerce solutions provider. Each year, Intershop awards an eOscar to the most innovative and state-of-the-art e-commerce solutions in the categories of Best B2B Solution, Best B2C Solution and Best Marketplace-specific Solution. Satyam was nominated for its implementation of 'TRW Automotive Aftermarket'.

SLC APPROVED AS PMI GLOBAL REGISTERED EDUCATION PROVIDER
Satyam Learning Center (SLC) has been approved as a PMI Global Registered Education Provider by the Project Management Institute (PMI), USA. This accreditation by PMI, USA, which is setting global benchmarks in project management maturity, enhances the organization's ability to create world-class project managers. The accreditation is recognition of Satyam's focus on continuous improvement in project management competencies, which is seen as a positive differentiator by customers.

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ABOUT SATYAM
Satyam Computer Services Ltd. (NYSE: "SAY"), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

With a presence in 43 countries in six continents, Satyam's over 8,400 Associates operate out of its state-of-the-art development centers in India, the USA, the UK, Europe, Japan, Singapore, Middle East and Australia to serve 250 global companies, including around 40 Fortune 500 corporations.

For more information, visit: www.satyam.com

SAFE HARBOR:
This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov
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For More Information, Contact:
SVL Narayan
Vice President - Corporate Communications
Satyam Computer Services Ltd.
Mayfair Centre, Secunderabad
Phone: +91-40-7843222 (Ext: 4278)
E-mail: svln@satyam.com
Mobile: + 91-98490-25531
Web site: www.satyam.com

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